Exhibit (a)(1)(l)

[Form of] Notice of Expiration of Offer and Acceptance

of Options Tendered for Amendment

To: [                        ]

We are pleased to announce that we have completed our tender offer (the “Offer”) to amend the exercise price of certain eligible options, as outlined in the Offer to Amend Certain Options dated November 29, 2006. As a result of the Offer, we have accepted for amendment options to purchase an aggregate of 3,849,602 shares, representing all of the options tendered for amendment by the expiration of the Offer.

As part of our acceptance of these options, we accepted and amended your eligible options to acquire [            ] shares of our Class A common stock. Accordingly, the adjusted exercise price per share in effect for your amended option (or options) will be the adjusted exercise price reflected in your personalized Addendum that we delivered to you in connection with the Offer. Each amended option will continue to vest and be exercisable in accordance with its original vesting schedule, exercise period, option term and other applicable terms of the option.

We will distribute new option grant paperwork to you in the near future reflecting the new exercise price of your amended options. When you receive this paperwork, please take the time to sign and return it to us promptly.

As indicated by the Offer to Amend referred to above, employees who are not members of our Board of Directors, executive officers or certain other specified officers and who accept the Offer with respect to their eligible options are eligible to receive a cash payment, equal to the difference between the new exercise price per share of each amended option and the original exercise price per share, multiplied by the number of unexercised shares subject to each amended option, less applicable withholding taxes. These payments will be made in early January 2007. If you are eligible to receive such a payment under the terms and conditions of the Offer to Amend, we are attaching to this letter a Promise to Make Cash Payment, which reflects the amount of the cash payment we will make to you at that time.

We appreciate your support in connection with this Offer. Please do not hesitate to contact Suzanne Walsh, Corporate Benefits Manager via phone at 617-375-7500 or via email at benefits@americantower.com if you have any further questions about the Offer or the cash payments.

American Tower Corporation

By:

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